Securities and Exchange Commission

May 2, 2025

Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256

E-mail: tpuzzo@puzzolaw.com

May 2, 2025

VIA EDGAR

Office of Energy and Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	NFiniTi Inc.
Preliminary Information Statement on Schedule 14C Filed February 28, 2025 File No. 333-180164

Dear Sir or Madam:

On behalf of our client, NFiniTi Inc., Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 29, 2025, with respect to the above referenced Preliminary Information Statement on Schedule 14C.

The text of the Staff’s comments is set forth in bold italics below, followed in each case by the Company’s response.  Please note that all references to page numbers in the responses refer to the page numbers of the  Company’s Amendment No. 3 to Preliminary Information Statement on Schedule 14C, filed with the Commission on May 2, 2025.

Response dated April 21, 2025

General

1.

We note your response to prior comment 1. We also note that your informationstatement discloses that immediately prior to the consummation of the ShareExchange Agreement, your Articles of Incorporation authorized only 450,000,000shares of common stock and 120,000,000 shares were already issued and outstanding,leaving 330,000,000 shares authorized to issue to Summit Consumer Products, whichis an insufficient number of shares to complete the issuance of all 15,788,578,500shares under the terms and conditions of the Share Exchange Agreement, and that thereverse stock split will have the effect of creating newly available authorized shares ofcommon stock to complete the transactions contemplated by the Share ExchangeAgreement. Additionally, we note you have incorporated by reference the informationrequired by Items 13 and 14 of Schedule 14A. As you appear ineligible to use FormS-3, please revise your information statement to include the information required byItems 13 and 14 of Schedule 14A or provide us with a detailed legal analysisexplaining why you believe you are not required to provide some or all of thisinformation. In that regard we note the information required by Item 13(a) may beincorporated by reference to the same extent as would be permitted by Form S-3 andthe information required by Item 14 information may be incorporated by reference tothe same extent as would be permitted by Form S-4 pursuant to Item 14(e)(1) toSchedule14A and Form S-4 allows incorporation by reference where a companymeets the requirements of Form S-3.

Securities and Exchange Commission

May 2, 2025

Company response:  The Company has included the information required by Item 14 of Schedule 14A on pages 10 to 14 of the Schedule 14C, and the information required by Item 13 of Schedule 14A as Appendix C and Appendix D to Schedule 14C.

2.

We note your response to prior comment 2 and reissue the comment. As the transactions contemplated by the Share Exchange Agreement relate to an acquisition that will not be completed until the reverse stock split is approved, please explain the basis for coding your submission as "PRE14C" rather than "PREM14C."

Company response:  The Share Exchange Agreement is closed and no stockholder approval was required.  PRE14C is the code required for an amendment to Articles of Incorporation related to a name change and a reverse stock split.

Please contact the undersigned with any questions or comments.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo

Thomas E. Puzzo

cc:	Brian Johnston
Michael Noble Neville Joanes